Exhibit 99.1
Policy with Respect to Repurchase of Adviser Shares
August 7, 2026

It shall be a policy of J.P. Morgan Real Estate Income Trust, Inc. (the “Company”) with respect to any shares of common stock held by J.P. Morgan Investment Management Inc. (the “Adviser”) that are not subject to the share repurchase plan of the Company (the “SRP”), that the independent directors of the Company provide oversight of the repurchase activity of the Adviser and its remaining position in the Company in the form of a quarterly review. In addition, the approval of the independent directors of the Company is required for any repurchase request of the Adviser that, when combined with any repurchase requests submitted by stockholders of the Company through the SRP, would cause the Company to exceed the limit on repurchases set forth in the SRP of 2% of the Company’s aggregate net asset value (“NAV”) per month and 5% of the Company’s aggregate NAV per calendar quarter. Any such approval must find that the repurchase would not impair the capital or operations of the Company consistent with the fiduciary duties of the independent directors.